CERTIFICATE OF ADOPTION OF

THE BYLAWS OF NDB INC.

I hereby certify that:

I am the duly elected President of NDB Inc, a Wyoming corporation (the "**Corporation**").

That these Bylaws are amended only to the extent to reflect the current state of incorporation.

The attached Bylaws constitute in substance the Bylaws of the Corporation as duly previously adopted by the majority shareholders of the Corporation on October 28, 2020 while the Corporation was a California company.

IN WITNESS WHEREOF, I have hereunder subscribed my name this 16th of August 2022.

Nima Golsharifi, President

State of Texas County of Dallas

This instrument was acknowledged before me by means of an interactive two-way audio and video communication on August 16, 2022 by NIMA GOLSHARIFI. This notarial act was an online notarization.

GEORGE W POLETES
Notary Public
STATE OF TEXAS
Notary I.D. 13174447-9
My Comm. Exp. Oct. 2, 2022

This notarial act was an online notarization